UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Share Surrender Deed

As previously announced, EUDA Health Holdings Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with certain persons named therein (the “Sellers”) for the acquisition of all outstanding shares of Fortress Cove Limited, a British Virgin Islands company (the “Share Purchase”) which was the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”), for an aggregate consideration of 10,000,000 newly issued and restricted ordinary shares (the “Consideration Shares”) of the Company, valued at $15.0 million based on a per share price of $1.50 of EUDA’s ordinary shares.

On May 7, 2024, the day immediately before the closing date of the Share Purchase, the closing bid price of EUDA’s ordinary shares was $1.75 per share, and parties agreed that the number of Consideration Shares that should have been issued to the Sellers at closing should be 8,571,428 shares (based on the $1.75 per share price) instead. Therefore, on July 1, 2024, the Company and the Sellers entered into a Share Surrender Deed (the “Share Surrender Deed”) pursuant to which the Sellers have agreed to surrender and deliver to the Company an aggregate of 1,428,572 shares (the “Surrendered Shares). Upon receipt by the Company of the Surrendered Shares, the Surrendered Shares will be cancelled.

None of the Consideration Shares have been registered under the Securities Act of 1933, as amended (the “Securities Act’), and none may be offered or sold in the U.S. absent registration under the Securities Act or an exemption from such registration requirements. As previously disclosed, the Company has agreed to file with the SEC a registration statement for the resale (the “Resale Registration Statement”) of the Consideration Shares. Parties have agreed that the Company will file the Resale Registration Statement as soon as practicable, but in no event more than thirty (30) days following the completion and delivery of the audited financial statements of CK Health.

A copy of the Share Surrender Deed is attached hereto as Exhibit 10.1, and is incorporated by reference. The foregoing summary of the terms of the Share Surrender Deed is subject to, and qualified in its entirety, by such document.

Exhibits

10.1	Share Surrender Deed, dated July 1, 2024, between EUDA Health Holdings Limited and certain persons named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 3, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer